713.332.8475 (Direct)
terry.sanford@carriageservices.com
March 24, 2010
Via Electronic Filing: Label: Corresp
Ms. Celeste M. Murphy Legal Branch Chief Division of Corporate Finance United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
Re:	Carriage Services, Inc. Form S-8 Filed October 9, 2009 File No. 333-162408
Dear Ms. Murphy:
On behalf of Carriage Services, Inc. (which is referred to as “we” or the “Company”), we are responding to discussions initiated by the Company’s outside legal counsel, Bryce D. Linsenmayer of Haynes and Boone, LLP, with the Staff of the Securities and Exchange Commission (the “SEC”) regarding an administrative error in which the Company inadvertently failed to timely file a registration statement on Form S-8 with the SEC regarding the issuance of shares of the Company’s common stock (“Common Stock”) purchased by employees participating in the Carriage Services 2007 Employee Stock Purchase Plan (the “ESPP”). We provided the following disclosure regarding this matter in Part II, Item 5 of the Company’s Form 10-K for the year ended December 31, 2009 (the “Form 10-K”):
“Due to administrative error, we inadvertently failed to timely file a registration statement on Form S-8 with the SEC regarding the issuance of shares of our

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Ms. Celeste M. Murphy
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
March 24, 2010

common stock purchased by participants in the Carriage Services 2007 Employee Stock Purchase Plan (“ESPP”). We filed a registration statement on Form S-8 with the SEC on October 8, 2009 to register these shares. These shares were purchased by participants between January 1, 2008 and October 8, 2009 (the “Relevant Period”). As a result, the acquisition of these securities through our ESPP on behalf of participants during the Relevant Period did not comply with the timely filing registration requirements of the Securities Act. During the Relevant Period, a total of 243,187 shares of our common stock were purchased on behalf of participants in our ESPP through the application of salary reduction contributions from employees. Our inadvertent failure to timely file our registration statement on Form S-8 may have given the participants, who directed the ESPP to purchase shares of common stock during the Relevant Period, the right to rescind these purchases (or recover damages if they had sold their shares) for up to one year under federal law following the purchase of these shares. During 2008, the weighted average price of shares purchased was $3.52 and, in 2009, the weighted average price of shares purchased was $2.52. The Company believes that our current potential liability resulting from successful rescission claims for its failure to register the common stock that were purchased through the ESPP is not material to our financial condition or results of operations.”
As background, the ESPP was approved by our shareholders at the Company’s Annual Shareholder Meeting on May 22, 2007. In late September 2009, while reviewing historical filings on the SEC’s website, we identified the fact that a Form S-8 for the ESPP had not been filed. Upon finding this error, we immediately filed the Form S-8. Since that filing, we have reviewed all our filings and conducted an internal investigation of the shares of Common Stock issued under the ESPP. Shares of Common Stock were purchased by participants under the ESPP between January 1, 2008 and October 8, 2009, the time period prior to the filing of the Form S-8 for the ESPP (the “Relevant Period”). During the Relevant Period, a total of 243,187

Ms. Celeste M. Murphy
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
March 24, 2010

shares of Common Stock were purchased by 180 participants in the ESPP through the application of salary reduction contributions from employees. During 2008, the weighted average price of shares purchased was $3.52 and, in 2009, the weighted average price of shares purchased during the Relevant Period was $1.47. The last closing price for the Common Stock on the New York Stock Exchange on March 23, 2009 was $4.45.
Immediately upon identifying the failure to file the Form S-8 for the ESPP, the undersigned contacted Ty Moore, our audit partner at our independent registered public accounting firm, KPMG LLP (“KPMG”). As we disclosed in the Form 10-K, neither we, nor KPMG, believe that the liability potentially associated with our failure to file is material to the Company. In addition, KPMG reviewed our disclosure in the Form 10-K regarding this issue and considered its impact on any internal controls and disclosure controls of the Company. Please see KPMG’s Report of Independent Registered Public Accounting Firm on the Company’s internal control over financial reporting on page 67 of the Form 10-K. In addition, the Company has conducted a review of its internal controls and procedures and has not found any material weaknesses. Please see Management’s Report on Internal Control Over Financial Reporting on page 66 of the Form 10-K.
In connection with our correspondence, we acknowledge that:
•	We are responsible for the timeliness, adequacy and accuracy of our filings and the disclosure in our filings;

•	Staff comments or changes in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Celeste M. Murphy
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
March 24, 2010

In addition, please note that the submission of this correspondence is without prejudice to, and with full reservation of, all privileges, rights, and protections that may apply, including the attorney-client privilege and work product doctrine.
Please do not hesitate to contact me at 713.332.8475 if you should have any questions or comments with regard to these responses.

Very truly yours,
By:	/s/ Terry E. Sanford
Terry E. Sanford
Executive Vice President and Chief Financial Officer
cc:	Mr. Vincent D. Foster, Chairman of the Audit Committee
Mr. Melvin C. Payne, Chief Executive Officer
Mr. J. Bradley Green, Executive Vice President and General Counsel
Mr. Bryce D. Linsenmayer, Haynes and Boone, LLP
Mr. Ty W. Moore, KPMG LLP